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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 67627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CertusSecurities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Road, 500 Northpark, Suite 400
(No. and Street)

Atlanta	**GA**	**30328**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Johnson III **(404) 262-9283**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/6

3/15

OATH OR AFFIRMATION

I, **Thomas M. Johnson III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CertusSecurities, Inc.**, as of **December 31**, **2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO, CCO

Title




DOUGLAS MYERS
NOTARY
GEORGIA
PUBLIC
FULTON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CERTUSSECURITIES, INC.
Financial Statements
For the Year Ended
December 31, 2012
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
CertusSecurities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of CertusSecurities, Inc. which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CertusSecurities, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 27, 2013
Atlanta, Georgia



RUBIO CPA, PC

CERTUSSECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 189,830
Deposit with clearing broker-dealer	100,000
Receivable from clearing broker-dealer	236,570
Other receivables	39,038
Prepaid expenses	35,307
Due from related parties	60,214
Total Assets	$ 660,959

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 34,266
Commissions payable	111,240
Income taxes	19,623
Due to related parties	98,118
Total Liabilities	263,247
STOCKHOLDERS' EQUITY (Note B)	
Common stock, no par value, 5,000,000 shares authorized, 1,035,693 shares issued and outstanding	-
Additional paid-in capital	1,056,906
Retained (deficit)	(659,194)
Total Stockholders' Equity	397,712
Total Liabilities and Stockholders' Equity	$ 660,959

The accompanying notes are an integral part of these financial statements.

CERTUSSECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES	
Commissions	$ 1,856,315
Interest and dividends	1,902
Other income	75,296
	1,933,513
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation	218,978
Commissions	1,302,694
Clearing and execution costs	193,511
Occupancy	40,830
Other operating expenses	138,674
	1,894,687
NET INCOME BEFORE INCOME TAXES	38,826
INCOME TAXES	13,589
NET INCOME	$ 25,237

The accompanying notes are an integral part of these financial statements.

CERTUSSECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 25,237
Noncash items included in net income:	
Prior period adjustment	41,879
Increase in due from related parties	(60,214)
Increase in receivables	(162,495)
Increase in other assets	(10,938)
Increase in payables and accrued expenses	17,356
Increase in due to related parties	98,118
Increase in income taxes payable	36,139
NET CASH USED BY OPERATING ACTIVITIES	(14,918)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,918)
CASH AND CASH EQUIVALENTS:	
Beginning of period	204,748
End of period	$ 189,830

The accompanying notes are an integral part of these financial statements.

CERTUSSECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2012

	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2011	$1,056,906	$(726,310)	$ 330,596
Adjustment to 2011 Retained (Deficit)		41,879	41,879
Balance, December 31, 2011, as adjusted	1,056,906	(684,431)	372,475
Net income	-	25,237	25,237
Balance, December 31, 2012	$1,056,906	$(659,194)	$ 397,712

The accompanying notes are an integral part of these financial statements.

CERTUSSECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in January 2007. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company is wholly owned by Certus Holdings, Inc. ("Parent").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: Effective September 26, 2011, the Company became a wholly-owned subsidiary of Certus Holdings, Inc. Effective September 26, 2011, the Company's taxable income, losses and credits are to be included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies file their taxes on a separate return basis.

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the enactment date is included.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which filed its income tax returns in the U.S. federal jurisdiction and various state jurisdictions prior to September 26, 2011 in consolidated income tax returns with its former stockholder, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

CERTUSSECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review – Subsequent events were evaluated through February 27, 2013, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $305,837 which was $255,837 in excess of its required net capital of $50,000 and the ratio of aggregate indebtedness to net capital was .66 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker and that minimum net capital of $100,000 be maintained.

NOTE E – CONTINGENCIES

The Company is subject to arbitration and litigation in the normal course of business. The Company has a single arbitration matter in progress at December 31, 2012 that is being defended by its insurance carrier. The cost of defending and settling this matter is not expected to exceed $10,000.

CERTUSSECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE F – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to a net operating loss carryforward for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

The components of income tax expense are as follows:

	2012
Current income tax expense	$ 13,589
Deferred income tax benefit	-
Total income tax provision	$ 13,589

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and tax purposes. Deferred tax effects were insignificant at December 31, 2012.

NOTE G – PHANTOM STOCK

The Company is obligated to purchase 51,787 shares of phantom stock no earlier than September 2014. The purchase price depends upon whether the purchase is initiated by the Company or the holders of the phantom shares. The contingent liability related to this obligation at December 31, 2012 was not significant.

NOTE H – LEASES

Operating leases:
The Company leases its office facilities under an operating lease. Operating lease expense for 2012 was approximately $41,000.

At December 31, 2012, the future minimum lease payments under the office facilities lease are as follows:

2013	$ 74,000
2014	74,000
2015	74,000
Total	$222,000

CERTUSSECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE I – PRIOR PERIOD ADJUSTMENT

The prior period adjustment relates to correction of an error in recording fees receivable.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CERTUSSECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2012

NET CAPITAL:

Total stockholders' equity	$ 397,712
Less non-allowable assets:	
Other receivables	(56,568)
Prepaid expenses	(35,307)
	(91,875)
Net capital before haircuts	305,837
Less haircuts	-
Net capital	305,837
Less required capital	50,000
Excess net capital	$ 255,837
Aggregate indebtedness, liabilities net of receivable from related parties	$ 203,033
Net capital based on aggregate indebtedness	$ 13,537
Ratio of aggregate indebtedness to net capital	.66 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012.

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5, as amended, and net capital as reported above.

CERTUSSECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CERTUSSECURITIES, INC.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2012

The Company has no liabilities subordinated to claims of general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders of
CertusSecurities, Inc.

In planning and performing our audit of the financial statements of CertusSecurities, Inc. for the year ended December 31, 2012, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by CertusSecurities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 27, 2013
Atlanta, Georgia



RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of CertusSecurities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CertusSecurities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CertusSecurities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CertusSecurities, Inc.'s management is responsible for CertusSecurities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a difference that arises from correction of accounting for fees receivable. This adjustment was needed to properly state revenues in the Form SIPC-7;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2013



RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Centre Securities, Inc.

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3702

B. Less payment made with SIPC-6 filed (exclude interest) (1444)

7.31.12
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 2258

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2258

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2012
and ending Dec 31, 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,997,940

Q4 665,611 Q3 480,150 Q2 476,649 Q1 375530

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 308,698.44

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 193,511

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 37235.68 × 40% = 14894.27

Enter the greater of line (i) or (ii) ______

Total deductions 517,103.71

2d. SIPC Net Operating Revenues $ 1480836.29

2e. General Assessment @ .0025 $ 3702.09

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